================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================



                                    FORM 11-K


/X/                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

/ /                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
              FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-14472


================================================================================

               CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

================================================================================

                             Cornell Companies, Inc.
                              1700 West Loop South
                                   Suite 1500
                               Houston, TX 77027

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Cornell Companies, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP


Houston, Texas
May 21, 2002

               CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000

                                                                                2001            2000
                                                                          --------------   --------------

ASSETS:

   Investments (at fair value)                                             $  14,149,965    $  10,897,917

   Receivables-
     Accrued income                                                                1,185            3,990
     Pending sales                                                                16,286              149
                                                                          --------------   --------------

                                   Total receivables                              17,471            4,139
                                                                          --------------   --------------

LIABILITIES:

   Corrective distributions payable                                              (91,500)         (91,447)
   Expenses payable                                                              (15,537)         (28,190)
   Pending purchases                                                             (84,004)         (22,028)
                                                                          --------------   --------------

                                   Total liabilities                            (191,041)        (141,665)
                                                                          --------------   --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                     $  13,976,395    $  10,760,391
                                                                           =============    =============



   The accompanying notes are an integral part of these financial statements.

               CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                2001            2000
                                                                           -------------   -------------

ADDITIONS:

   Net investment loss from mutual funds                                   $  (1,134,531)  $    (869,533)
   Net appreciation (depreciation) in fair value of common stock               1,795,984        (294,976)
   Interest                                                                       38,418          33,853
   Employee contributions                                                      2,885,967       2,334,924
   Employer contributions                                                      1,095,497         903,616
   Employee rollover contributions                                                57,516         110,781
                                                                           -------------   -------------

                                   Total additions                             4,738,851       2,218,665
                                                                           -------------   -------------

DEDUCTIONS:

   Benefit payments and withdrawals                                           (1,378,343)     (1,363,394)
   Corrective distributions                                                      (97,742)        (91,447)
   Plan expenses                                                                 (46,762)        (80,166)
                                                                           -------------   -------------

                                   Total deductions                           (1,522,847)     (1,535,007)
                                                                           -------------   -------------

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                             3,216,004         683,658

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                     10,760,391      10,076,733
                                                                           -------------   -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                        $  13,976,395   $  10,760,391
                                                                           =============   =============



   The accompanying notes are an integral part of these financial statements.

               CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

1.  DESCRIPTION OF THE PLAN:

GENERAL

The Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan) was established on January 1, 1993, and is a trustee-defined contribution plan in which generally all employees of Cornell Companies, Inc., and its subsidiaries (the Company) are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

PLAN ADMINISTRATION AND TRUSTEE

The Company is the Plan's administrator and trustee. The board of directors of the Company appoints an individual to be responsible for the administration of the Plan. The Company has appointed Comerica Bank as the Plan's asset custodian and record keeper to hold and control the assets of the Plan in accordance with the terms of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

Effective September 1, 2000, all employees except leased employees are eligible to participate in the Plan with no service requirements and can enroll in the Plan immediately. Prior to September 1, 2000, all employees, except leased employees, who had completed one year of service were eligible to participate in the Plan and could enroll in the Plan quarterly.

Effective September 1, 2000, employees may elect to contribute from 1 percent to 20 percent (and prior to September 1, 2000, from 1 percent to 15 percent) of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines. The Company makes matching contributions equal to 50 percent up to 6 percent of the participants' elective deferrals for the Plan year. Participant rollover contributions from other qualified plans are allowed under the Plan.

PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS

Each participating employee's share of the net assets of the Plan is segregated in an individual account. Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the Plan sponsor. Each participant may elect to invest his/her contribution and the Company's contributions made on the participant's behalf in any one or more of the investment funds. Participants can direct the investment of their individual accounts among seven mutual funds and Cornell Companies, Inc., common stock.

Investment income or loss is allocated daily to a participant's account in the same ratio as the participant's investment in each fund bears to the total of all participants' investments in each fund.

VESTING

All participant contributions are 100 percent vested and nonforfeitable at all times. Participants become vested in the Company's contributions to the Plan as follows:

                                     Hired Before           Hired After
                   Years of       September 1, 2000,      August 31, 2000,
                   Service          Vested Percent         Vested Percent
                   --------       ------------------      ----------------

                      1                    0%                      0%
                      2                   20                       0
                      3                  100                     100

LOANS

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant's vested account balance with a minimum loan requirement of $1,000. The loans are secured by the participant's vested account balance. Interest is charged at the current commercial lending rate and is credited to the participant's account. The participant is entitled to no more than one loan concurrently.

PAYMENT OF BENEFITS

Benefits are payable to a participant upon separation from service, total and permanent disability, retirement or death in accordance with the aforementioned vesting schedule. In addition, hardship distributions are permitted if certain Plan provisions are met. Distributions are made in the form of lump-sum payments. No other optional form of payment is available.

Effective September 1, 2000, an early retirement option was added to the Plan. Upon completion of five years of service and attaining age 55, a participant may elect to retire from the Company and begin receiving benefits.

Also, a participant who has attained the normal retirement age and who has not separated from service may receive a distribution of his/her vested account balance.

FORFEITURES

Forfeitures of any Company contributions are to be used either to reduce the Company's contributions to the Plan or to pay the expenses of the Plan. As of December 31, 2001 and 2000, $68,472 and $17,176, respectively, of forfeitures are included in net assets available for plan benefits. In 2001 and 2000, $59,418 and $119,064, respectively, of forfeitures were utilized by the Company to pay the expenses of the Plan and reduce Company contributions.

PLAN TERMINATION

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA. In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in mutual funds are stated at fair value based on published market prices. The Company common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. Realized gains (losses) on the sale of mutual funds, unrealized appreciation (depreciation) in fair value of mutual funds, and interest and dividends are shown as net investment loss from mutual funds in the statements of changes in net assets available for plan benefits. Realized gains (losses) on the sale of common stock and unrealized appreciation (depreciation) in fair value of common stock are shown as net appreciation (depreciation) in fair value of common stock in the statements of changes in net assets available for plan benefits.

EXPENSES

Administrative and other expenses of the Plan are to be paid by the Company or with forfeitures of the Plan.

3.  RISKS AND UNCERTAINTIES:

The Plan provides for investment in mutual funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Subsequent to December 31, 2001, the value of Company common stock has declined. The closing price per share at May 20, 2002, and December 31, 2001, was $12.93 and $17.65, respectively.

4.  INVESTMENTS:

Individual investments which exceed 5 percent of net assets available for plan benefits at December 31, 2001 and 2000, are as follows:


2001
----
AIM Balanced Fund (Class A)                                $ 1,373,548
Franklin Balance Sheet Investment Fund                       1,840,339
Janus Worldwide Fund                                         1,735,942
Munder Index 500 Fund (K-shares)                             1,827,798
Munder U.S. Government Income Fund (K-shares)                  768,607
Munder U.S. Treasury Money Market Fund (K-shares)            1,152,220
Putnam Investors Fund (Class A)                              2,272,598
Cornell Companies, Inc., common stock                        2,662,132

2000
----
AIM Balanced Fund (Class A)                                $ 1,302,217
Franklin Balance Sheet Investment Fund                       1,224,719
Janus Worldwide Fund                                         1,701,061
Munder Index 500 Fund (K-shares)                             1,794,726
Munder U.S. Treasury Money Market Fund (K-shares)              824,234
Putnam Investors Fund (Class A)                              2,479,862
Cornell Companies, Inc., common stock                          750,780


5.  FEDERAL INCOME TAXES:

Effective June 1, 1998, the Plan adopted the Comerica Prototype Cash or Deferred Profit-Sharing Plan and Trust/Custodial Account (the Prototype Plan) document. The Prototype Plan received a favorable determination letter on January 27, 1993. The Plan has since been amended; however, the Company believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000.

6.  RECONCILIATION TO FORM 5500:

Amounts allocated to withdrawing participants are included in net assets available for plan benefits and are not reflected as a liability in the financial statements. As of December 31, 2001 and 2000, the amounts allocated to withdrawing participants totaled $- and $123,690, respectively. The following reconciles the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2001 and 2000:

                                                                       2001             2000
                                                                   -------------   -------------

Net assets available for plan benefits per the
   financial statements                                            $  13,976,395   $  10,760,391
     Less- Amounts allocated to withdrawing participants                   -            (123,690)
                                                                   -------------   -------------

Net assets available for plan benefits per the Form 5500           $  13,976,395   $  10,636,701
                                                                   =============   =============

The following table reconciles employee benefit payments and withdrawals per the financial statements to the Form 5500 for the years ended December 31, 2001 and 2000:

                                                                        2001           2000
                                                                   ------------    -------------

Benefit payments and withdrawals per the
   financial statements                                            $   1,378,343    $  1,363,394
     Add- Amounts allocated to withdrawing participants at
       December 31, 2001 and 2000                                           -            123,690
     Less- Amounts allocated to withdrawing participants at
       December 31, 2000 and 1999                                       (123,690)           -
                                                                   -------------    ------------

Benefit payments and withdrawals per the Form 5500                 $   1,254,653    $  1,487,084
                                                                   =============    ============

Amounts allocated to withdrawing participants that have been processed and approved for payment prior to December 31 but not yet paid as of that date are recorded on the Form 5500 as benefit payments and withdrawals.

7. PARTY-IN-INTEREST TRANSACTIONS:

Participants may invest in the common stock of the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.  SUBSEQUENT EVENTS:

The Plan was amended effective January 1, 2002, to reflect the statutory provisions of the Economic Growth and Tax Relief Recovery Act of 2001.

                                                                        SCHEDULE



               CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2001

                                                                               Number of               Current
                Identity of Issue/Description of Asset                       Shares/Units    Cost       Value
---------------------------------------------------------------              ------------    ----   ------------

AIM Balanced Fund (Class A)                                                       52,951     (a)    $  1,373,548
Franklin Balance Sheet Investment Fund                                            45,985     (a)       1,840,339
Janus Worldwide Fund                                                              39,597     (a)       1,735,942
Munder Index 500 Fund (K-shares)                                                  76,349     (a)       1,827,798
Munder U.S. Government Income Fund (K-shares)                                     74,262     (a)         768,607
Munder U.S. Treasury Money Market Fund (K-shares)                              1,152,220     (a)       1,152,220
Putnam Investors Fund (Class A)                                                  196,762     (a)       2,272,598
Cornell Companies, Inc., common stock*                                           150,829     (a)       2,662,132
Participant loans* (interest rates ranging from 5.75% to 11.50%)                    -        (a)         516,781
                                                                                                   -------------

                                                                                                    $ 14,149,965
                                                                                                   =============

*Indicates party in interest.
(a)Cost omitted for participant-directed investments.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CORNELL COMPANIES, INC.
                                        401(k) PROFIT SHARING PLAN

Date:  May 21, 2002                 By: /s/ PAT PERRIN
                                        ------------------------------
                                        Pat Perrin
                                        Vice President, Chief Administrative
                                        Officer and Plan Coordinator for
                                        Cornell Companies, Inc.

                                INDEX TO EXHIBITS

Exhibit
Number                          Description
-------                         -----------

 23.1            Consent of Independent Public Accountants

 99.1            Temporary Note 3T to Article 3 of Regulation S-X